Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

February 14, 2014

Mr. Michael Kosoff, Esq.

Mr. Keith Gregory, Esq.

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Life Insurance Company

Separate Account VA B

Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-186121)

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-187834)

Dear Messrs. Kosoff and Gregory:

This letter responds to oral comments that you provided with respect to the above-referenced Post-Effective Amendment No. 1 filings for Separate Account VA B of Transamerica Life Insurance Company (“TLIC” or “we”) and Separate Account VA BNY of Transamerica Financial Life Insurance Company (“TFLIC” or “we”) relating to the Transamerica Retirement Income PlusSM variable annuity. For your convenience, I have restated those comments below, and followed each comment with our response.

GENERAL COMMENTS:

1.	Cover Page – Please state that the prospectus supplement should be kept for future reference.

Response: The disclosure has been revised as requested.

2.	Defined Terms, Prospectus and Supplement in Next Annual Statement – Please consider capitalizing all defined terms and please consider whether any other terms should be defined, Withdrawal Percentage and Growth Percentage.

Response: If we were to change our formatting convention, we would want to be consistent across all actively sold prospectuses. Accordingly, we will consider capitalizing defined terms and adding new defined terms as part of our May 1 updates.

3.	As this Registration Statement is already effective, please include clarifying disclosure applicable to contract owners who bought before the rate sheet supplement.

Response: The disclosure has been revised as requested.

4.	Please clarify supplementally what existing contract owners will receive when they receive updated registration statements.

Mr Michael Kosoff, Esq.

Mr. Keith Gregory, Esq.

February 14, 2014

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Response: Each existing contract owner will receive the updated prospectus but will not receive the “current” rate sheet prospectus supplement. As requested in comment 8, the disclosure has been revised to make policy owners aware they can contact us to receive the rate sheet supplement applicable to them.

5.	The supplement states the policy must be funded during the Rate Sheet period but the Rate Sheet states must be funded within 60 days. Please reconcile. Please also explain supplementally why a policy would not be funded within 60 days.

Response: The disclosure has been clarified as requested. A policy may not be funded within 60 days, for example, in cases involving 1035 transfers.

SUPPLEMENT COMMENTS

6.	Cover Page – The first italicized line on the page, please bold “Living Benefit – Base Benefit” and please make corresponding change for each successive line, “Living Benefit – Base Benefit – Withdrawal Percentage”, “Living Benefit – Base Benefit – Growth”.

Response: The disclosure has been revised as requested.

7.	Please revise caption “Growth” to read “Growth Percentage”. This benefit is consistently referred to as “Growth Percentage” in the prospectus and supplement.

Response: The disclosure has been revised as requested.

8.	Concerning the information in bold text, 5th line, last paragraph, please clarify how policy holders can get a Rate Sheet applicable to them.

Response: The disclosure has been revised as requested.

9.	Auto Step-Ups – Please consider briefly describing what automatic step-ups are or alternatively refer them to where this information may be found.

Response: The disclosure has been revised to refer to where the information may be found as requested.

10.	New York Version – The text below the table indicates the 59th birthday as when the withdrawal percentage is determined but the withdrawal table indicates 65. Please reconcile.

Response: The disclosure has been revised to refer to the appropriate birthday as requested.

PART C

11.	Please include any required financial statements and any appropriate consents.

Response: Any necessary financial statements and consents will be included.

12.	Underwriter – If applicable, please update the information paid to the underwriter with the most recent year.

Mr Michael Kosoff, Esq.

Mr. Keith Gregory, Esq.

February 14, 2014

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Response: The disclosure has been revised as requested.

13.	Tandy Representation – We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

—	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

—	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: We acknowledge the Tandy Representation as noted above.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Darin D. Smith
Darin D. Smith
Associate General Counsel
Individual Savings and Retirement Division
Transamerica Life Insurance Company and
Transamerica Financial Life Insurance Company